DLA Piper LLP (US) 1000 Louisiana Street Suite 2800 Houston, Texas 77002-5005 www.dlapiper.com

June 4, 2020
Via EDGAR

Division of Corporation Finance,

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Perry Hindin

Re:	Epsilon Energy Ltd. Schedule TO-I

Filed May 19, 2020

File No 005-91403

Dear Mr. Hindin:

On behalf of Epsilon Energy Ltd. (“Epsilon” or the “Company”), we hereby submit for your review responses to the comments contained in the letter from the Staff dated May 26, 2020. Simultaneously with and in response to this letter, the Company has filed an amendment to its Schedule TO-I as originally filed on May 19, 2020 (“Amendment No. 1”). For your convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

1.	Refer to clause (a) and (b) in this section. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in clause (a) and (b) in this section includes the language “there shall have been threatened…any action…” and “there shall have been any action or proceeding threatened…” With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

RESPONSE:

In response to the Staff’s comments, the Company has amended its disclosure as follows to add an objective standard:

US Securities and Exchange Commission

Perry Hindin

June 4, 2020

Page Two

Clause (a) of Section 8 “Conditions of the Offer” on page 22 in the Offer to Purchase will be amended by inserting “in writing” immediately after “there shall have been threatened.”

Clause (b) of Section 8 “Conditions of the Offer” on page 22 in the Offer to Purchase will be amended by inserting “in writing” immediately after “there shall have been any action or proceeding threatened.”

2.	Refer to condition (vi) disclosed on page 23. Please advise us, with a view toward revised disclosure, whether or not such condition has become operative given the continuing adverse economic developments linked to the recent COVID-19 viral outbreak. To the extent such condition has been determined not to be operative, please advise us, with a view towards revised disclosure, of the measurement date against which such condition should be evaluated. Please also refer to condition (xi) and advise us what would constitute a material acceleration or worsening of condition (vi).

RESPONSE:

In response to the Staff’s comments, the Company has clarified that the condition is not currently operative (please see page 1 of Amendment No.1) and would only be triggered by an additional significant downturn occurring after the commencement of the Offer.

The Company has added the word “additional” before “slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including, but not limited to, the recent COV ID-19 viral outbreak” and has also added “including, after the commencement of the Offer” immediately following “the United States” in condition (iii) (please see pages 1 and 2 of Amendment No. 1, and please also see the Company's response 3 below).

In response to the Staff's comments, the Company has eliminated condition (xi) on page 23 of its Offer to Purchase (please see page 3 of Amendment No. 1).

Should the Company, in its reasonable judgment, determine, that as a result of an additional significant impact of the COVID-19 viral outbreak a material change has occurred which may warrant the termination of the Offer, the Company will make the applicable disclosures as required under Exchange Act Rules 13e-4(e)(3), 13e-4(d)(2), and 13e-4(c)(3).

US Securities and Exchange Commission

Perry Hindin

June 4, 2020

Page Three

3.	Refer to the preceding comment and condition (iii) disclosed on page 23. Given the inclusion of condition (vi), please advise us, with a view towards disclosure, whether condition (iii) is also intended to include the COVID-19 pandemic, and if so, how such condition, as it relates to COVID-19, is different than condition (vi). In addition, since the condition refers to the “material worsening” of a war, armed hostilities, act of terrorism or other international or national calamity, please advise us, with a view towards revised disclosure, how the “material worsening” language in condition (xi) should be read in conjunction with the “material worsening” language in condition (iii).

RESPONSE:

In response to the Staff’s comment, the Company has revised condition (iii) on page 23 of its Offer to Purchase to include a specific mention of the COVID-19 viral outbreak by adding the language previously contained in condition (vi) (please see pages 1 and 2 of Amendment no 1, and please also see the company’s response 2 above). The Company added the language "including, after the commencement of the Offer," after "the United States" and deleted the language "or any other country or region in which the Company or its subsidiaries maintain significant business activities" from condition (iii). The Company added the language in the former condition (vi) immediately following the newly inserted "commencement of the Offer," as described above. The condition (vi) seen on page 23 of the Offer to Purchase is accordingly deleted because it is now included in condition (iii) (please see pages 1 and 2 of Amendment No. 1).

In addition, in response to the Staff’s comments, the Company has deleted condition (xi) on page 23 of its Offer to Purchase to eliminate duplicative references to “material worsening” (please see page 3 of Amendment No. 1).

4.	To the extent the Company concludes that condition (vi) has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer. Please also advise us whether or not a material change has occurred under Exchange Act Rules 13e-4(e)(3), 13e-4(c)(3) and 13e-4(d)(2), and if so, how the Company intends to effectuate compliance with those rules.

RESPONSE:

The Company respectfully advises the Staff that as of the filing of Amendment No.1 and as of the date of this letter, condition (vi) (now included in condition (iii)) has not occurred and there has been no material change under Exchange Act Rules 13e-4(e)(3), 13e-4(c)(3) and 13e-4(d)(2) (please see pages 1 and 2 of Amendment No. 1).

Should the Company determine that during the remaining pendency of the Offer that such a condition has occurred or a material change under Exchange Act Rules 13e-4(e)(3), 13e-4(c)(3) and 13e-4(d)(2) has occurred, the Company will undertake to make the required public announcement and disclosure of a waiver or of its decision to terminate the Offer, as applicable in accordance with Exchange Act Rules 13e-4(c)(3), 13e-4(d)(2), and 13e-4(e)(3).

US Securities and Exchange Commission

Perry Hindin

June 4, 2020

Page Four

5.	Refer to conditions (vii) and (viii). Given that condition (vii) enables the Company to measure the 15% market drop immediately prior to the Expiration Time, please advise us of the purpose of condition (viii). Please respond to this comment with respect to conditions (ix) and (x) as well.

RESPONSE:

In response to the Staff’s comment, Amendment No. 1 deletes conditions (viii) and (x) as redundant with conditions (vii) and (ix) of Section 8 “Conditions of the Offer” on page 23 in the Offer, and has clarified that the measurement period is from the last trading day prior to the Company’s announcement of its intent to commence the Offer until the Expiration Time on the Expiration Date by deleting the word “since” and replacing it with “as measured from.” The Company has also corrected the beginning of the measurement period to read “May 14, 2020.” Immediately following “2020” the phrase “the last trading day immediately prior to the announcement of the Company’s intent to commence the Offer, to” is inserted. The phrase “Time on the Expiration” is also inserted immediately between “Expiration” and “Date” such that, as amended, the amended conditions conclude “commence the Offer, to any time prior to the Expiration Time on the Expiration Date” (please see pages 1 and 2 of Amendment No. 1).

6.	We note the following statement on page 24: “The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and other circumstances shall not constitute a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.” This language suggests that if a condition is triggered and the Company fails to assert the condition, the Company will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding that if an Offer condition is triggered, the Company will notify shareholders whether or not it has waived such condition. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

US Securities and Exchange Commission

Perry Hindin

June 4, 2020

Page Five

RESPONSE:

Epsilon acknowledges that the materiality of a waived condition may require an extension of the tender offer and circulation of new disclosures. Following the sentence cited in the Staff’s comment 6 and in response to the Staff’s comments, the Company included the following disclosure in Section 8 of the “Offer to Purchase”: “In certain circumstances, if the Company waives any of the conditions described above, the Company may be required to extend the Expiration Date.” (see page 3 of Amendment No. 1). Accordingly, the Company confirms its understanding that if a condition is triggered but the Company elects to proceed with the tender offer nevertheless, such election may amount to a waiver of the condition. The Company further understands that depending on the materiality of the waived condition and the number of days remaining in the tender offer, the Company may be required to extend the tender offer and circulate new disclosure to shareholders. The Company understands that if an Offer condition is triggered, it will notify shareholders whether or not it has waived such condition. The Company also understands that it should promptly inform shareholders of how it intends to proceed in the event a condition to the tender offer is triggered by events that occur prior to the expiration of the tender offer.

* * * *

We and the Company appreciate the Staff’s attention to the review of this matter. Please do not hesitate to contact me at (713) 425-8400 or via email at gislar.donnenberg@dlapiper.com if you have any questions regarding this letter.

Respectfully,

DLA Piper LLP (US)

/s/ Gislar Donnenberg

cc: Michael Raleigh, CEO, Epsilon Energy Ltd.